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                                  PRESS RELEASE

Perstorp AB Acquires Endogen, Inc.

        ROCKFORD, Ill., July 8 -- Perstorp AB subsidiary PerBio Science AB today announded that it has completed its merger with Endogen, Inc.

        The merger follows a successful cash tender offer for the outstanding shares of Endogen. Any shares not acquired in the tender offer will be exchanged for $3.75 per share in cash, the tender offer price. Stockholders of Endogen who did not tender their shares should anticipate receiving transmittal material shortly detailing instructions for transmitting their shares in exchange for the merger consideration.

        PerBio Science AB, which is a leading supplier in several life science product segments, consists of the American companies Pierce Chemical Company of Rockford, Ill., and HyClone Laboratories, Inc. of Logan, Utah, and of the Sweden-based company Atos Medical. As part of PerBio Science AB, Endogen, Inc. will be closely affiliated with Pierce Chemical Company.

        Mr. Robb Anderson, President of Pierce Chemical company, said today, "The merger of Endogen, Inc. will strengthen PerBio Science's position as a world leader providing biotechnology products for the rapidly growing life science research and drug discovery markets. Endogen's product portfolio adds to our existing product lines and will enable PerBio Science to expand its offerings of high-tech products for immunologists, molecular biologists and cell biologists."

        Pierce Chemical Company, an ISO 9001 certified company, is an internationally recognized leader in the development and supply of quality, innovative life science and analytical research products with facilities located in Rockford and Milwaukee.

        Endogen, Inc. is a supplier of specialty reagents, immunoassay test kits and molecular research products to customers involved in biomedical research, the biotechnology industry and pharmaceutical drug discovery, with facilities located in Woburn, Mass.

        "We are exicited about the opportunities presented to Endogen by this merger with PerBio Science," stated Mr. Owen Dempsey, President of Endogen. "Working closely with Pierce Chemical Company, we expect to leverage our activities worldwide, in order to benefit Endogen customers through expanded product development, market penetration and customer service."

        PerBio Science AB, the former Perstorp Life Science Division, is a wholly owned subsidiary of Perstorp AB, a global chemistry and materials technology corporation located in Perstorp, Sweden. In October 1999, PerBio Science AB is to be spun off to shareholders and listed on the Stockholm Stock Exchange.

SOURCE Perstorp AB